

Maria Chahrour · 3rd

Assistant Professor at UT Southwestern Medical Center

Dallas, Texas, United States · Contact info

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UT Southwestern Medical Center

Baylor College of Medicine

Experience

Assistant Professor of Neuroscience and Psychiatry at the McDermott Center for Human Genetics

UT Southwestern Medical Center

Dec 2014 – Present · 6 yrs 11 mos

Dallas/Fort Worth Area

My lab is interested in understanding the molecular mechanisms underlying autism spectrum disorders (ASDs) and how mutations in ASD genes can lead to neuronal dysfunction, with the goal to identify key pathways that can be eventually targeted for the development of therapies.

Instructor

Boston Children's Hospital and HMS

Aug 2013 – Dec 2014 · 1 yr 5 mos

Greater Boston Area

•Identifying genes and molecular pathways in autism spectrum disorders.

Fellow at Boston Children's Hospital and HMS

Harvard Medical School

Aug 2009 – Dec 2014 · 5 yrs 5 mos

Division of Genetics, Christopher A. Walsh's Lab

•Identifying genes and molecular pathways in autism spectrum disorders.

Selected Publications: ...see more

Baylor College of Medicine

6 yrs

Postdoctoral Associate

Apr 2009 – Jul 2009 · 4 mos

Molecular and Human Genetics, Huda Zoghbi's Lab

•Genetic and neuroscience research focusing on the role of MeCP2 in Rett syndrome, autism, and other neurological abnormalities.

...see more

Predoctoral Fellow

Oct 2004 – May 2009 · 4 yrs 8 mos

Molecular and Human Genetics, Huda Zoghbi's Lab

•Genetic and neuroscience research focusing on the role of MeCP2 in Rett syndrome, autism, and other neurological abnormalities.

•Key findings: discovered that MeCP2 (thought to be a transcriptional repressor) c ...see more

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Intern, Research and Development Department

The Bode Technology Group

Apr 2003 – Aug 2003 · 5 mos

•DNA analysis and generation of genetic profiles from challenging human specimens.

•Key findings: validated a novel robust and sensitive multiplex assay for challenging forensic samples.

Education

Baylor College of Medicine

PhD, Molecular and Human Genetics

2004 – 2009

University of North Texas

MSc, Forensic Genetics
2001 – 2003

American University of Beirut
BS, Biology
1998 – 2001